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                                                                 OMB APPROVAL
                         UNITED STATES                   --------------------------------
              SECURITIES AND EXCHANGE COMMISSION         OMB Number:           3235-0058
                    Washington, D.C. 20549               Expires:         March 31, 2006
                                                         Estimated average burden
                          FORM 12b-25                    hours per response ........2.50
                                                         --------------------------------
                  NOTIFICATION OF LATE FILING
                                                                 SEC FILE NUMBER
                                                                     0-49741
                                                         --------------------------------

                                                                  CUSIP NUMBER
                                                                    695160101
                                                         --------------------------------
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(Check one):  |_| Form 10-K   |_| Form 20-F |_| Form 11-K  [x] Form 10-Q
              |_| Form N-SAR  |_| Form N-CSR

              For Period Ended:   September 30, 2004
                                  ------------------------------------------

|_|      Transition Report on Form 10-K
|_|      Transition Report on Form 20-F
|_|      Transition Report on Form 11-K
|_|      Transition Report on Form 10-Q
|_|      Transition Report on Form N-SAR
         For the Transition Period Ended:
                                        --------------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

Packaging Dynamics Corporation
Full Name of Registrant


Former Name if Applicable

3900 West 43rd Street
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60632
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


 [x]   (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

         Packaging Dynamics Corporation (the "Company") requires additional time to prepare the required analyses necessary to finalize its preparation and filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004. The delay is principally due to the additional information and analyses required for its third quarter 10-Q as a result of the acquisition of Papercon, Inc. which was completed on September 14, 2004. The Company anticipates filing its Quarterly Report on Form 10-Q on or before November 19, 2004, within the fifth calendar day following the prescribed due date in accordance with the requirements of Rule 12b-25(b)(2)(ii).


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Patrick T. Chambliss           773            843-8000
                 (Name)              (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify [x] No |_| report(s). Yes

     --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    Yes |_|          No [x]


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         Packaging Dynamics Corporation
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    November 15, 2004               By: /s/ Patrick T. Chambliss
     -----------------------------          -----------------------------
                                        Name:  Patrick T. Chambliss
                                        Title: Vice President and Chief
                                               Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

       Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).